CUSIP No. 969199108                   13G/A                  Page 1 of 13 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Willbros Group, Inc.
                                (Name of Issuer)

                     Common Stock, $0.05 par value per share
                         (Title of Class of Securities)

                                    969199108
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

CUSIP No. 969199108                   13G/A                  Page 2 of 13 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG North American Opportunity Fund
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes
OWNED BY            due 2012 which are convertible into 148,097 Shares

EACH                1,015,605 Shares

REPORTING           Warrants to purchase 27,390 Shares
               ---------------------------------------------------------------
PERSON WITH
               (7)  SOLE DISPOSITIVE POWER
                    0
               ---------------------------------------------------------------

               (8)  SHARED DISPOSITIVE POWER
                    $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                    1,015,605 Shares

                    Warrants to purchase 27,390 Shares
------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares

                1,015,605 Shares

                Warrants to purchase 27,390 Shares
------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.63%

CUSIP No. 969199108                   13G/A                  Page 3 of 13 Pages

------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 969199108                   13G/A                  Page 4 of 13 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,304,034 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,304,034 Shares
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,304,034 Shares
------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.03%
------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 5 of 13 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,304,034 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,304,034 Shares
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,304,034 Shares
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.03%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, HC
------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 6 of 13 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Noam Gottesman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,304,034 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,304,034 Shares
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,304,034 Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.03%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
-----------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 7 of 13 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Pierre Lagrange
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,304,034 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,304,034 Shares
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,304,034 Shares
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.03%
------------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 8 of 13 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Emmanuel Roman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,304,034 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,304,034 Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,304,034 Shares
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.03%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
-----------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 9 of 13 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on January 27, 2006 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.05 per share ("Common Stock"), warrants and convertible senior notes of Willbros Group, Inc., a Republic of Panama corporation (the "Company"). In addition to the 2,304,034 Shares owned by GLG Partners LP, GLG Partners Limited, Mr. Noam Gottesman, Mr. Pierre Lagrange and Mr. Emmanuel Roman (the "Reporting Individuals"), the Reporting Individuals beneficially own (i) warrants to purchase 48,819 shares Common Stock, including warrants to purchase 27,390 shares of Common Stock held by GLG North American Opportunity Fund, and (ii) $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097 Shares, which are all held by GLG North American Opportunity Fund. However, pursuant to the terms of the relevant instruments, the Reporting Individuals cannot convert or exercise any of these warrants or convertible senior notes until such time as the Reporting Individuals would not beneficially own after any such conversion or exercise more than 4.99% of the outstanding Common Stock. Capitalized terms used herein and no otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 8 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock, $0.05 par value per share, and the shares of Common Stock into which the warrants of the Company are exercisable and the convertible senior notes of the Company are convertible(together, the "Shares"):

         INVESTMENT MANAGER
         ------------------
         (i) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by certain funds to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

         GENERAL PARTNER
         ---------------
         (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

         REPORTING INDIVIDUALS
         ---------------------
         (iii) Mr. Noam Gottesman ("Mr. Gottesman"), with respect to the Shares held by each of the GLG Funds.

         (iv) Mr. Pierre Lagrange ("Mr. Lagrange"), with respect to the Shares held by each of the GLG Funds.

         (v) Mr. Emmanuel Roman ("Mr. Roman"), with respect to the Shares held by each of the GLG Funds.

         Mr. Gottesman, Mr. Lagrange and Mr. Roman are collectively referred to as the "Reporting Individuals."

         The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment

CUSIP No. 969199108                   13G/A                  Page 10 of 13 Pages


         Manager. Each of the Reporting Individuals is a Managing Director of the General Partner.

Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of each of the Reporting Persons is:

         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         United Kingdom

Item 2(c).  Citizenship

         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. As of the date hereof, GLG North American Opportunity Fund no longer beneficially owns more than five percent of the outstanding number of Shares. The Company's most recent Registration Statement on Form S-1 that was filed on December 20, 2006, indicates there were 25,525,914 Shares outstanding as of November 1, 2006.

         The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Reporting Individuals, as a Managing Director of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein. In calculating the percentage of Shares held by GLG North American Opportunity Fund, we assumed the exercise of the reported warrants and convertible senior notes.

Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Exhibits:

CUSIP No. 969199108                   13G/A                  Page 11 of 13 Pages


Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP No. 969199108                   13G/A                  Page 12 of 13 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2007


GLG PARTNERS LIMITED                            GLG PARTNERS LP
                                                By: GLG Partners Limited,
                                                as its General Partner
/s/ Emmanuel Roman
---------------------------------
Name: Emmanuel Roman
Title: Managing Director
                                                /s/ Emmanuel Roman
                                                ------------------------------
                                                Name: Emmanuel Roman
/s/ Victoria Parry                              Title: Managing Director
---------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel
                                                /s/ Victoria Parry
                                                ------------------------------
                                                Name: Victoria Parry
                                                Title: Senior Legal Counsel


                                         GLG NORTH AMERICAN OPPORTUNITY FUND
                                         By: GLG Partners LP,
                                         as its Investment Manager
/s/ Emmanuel Roman                       By: GLG Partners Limited,
--------------------------------         as its General Partner
EMMANUEL ROMAN, individually and
on behalf of Noam Gottesman and
Pierre Lagrange
                                         /s/ Emmanuel Roman
                                         ---------------------------------
                                         Name:  Emmanuel Roman
                                         Title: Managing Director


                                         /s/ Victoria Parry
                                         ---------------------------------
                                         Name:  Victoria Parry
                                         Title: Senior Legal Counsel




The Powers of Attorney executed by Noam Gottesman and Pierre Lagrange, authorizing Emmanuel Roman to sign and file this Schedule 13G/A on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on December 15, 2006 by such Reporting Persons with respect to the common stock of Movado Group, Inc., are hereby incorporated by reference.

CUSIP No. 969199108                   13G/A                  Page 13 of 13 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2007


GLG PARTNERS LIMITED                            GLG PARTNERS LP
                                                By: GLG Partners Limited,
                                                as its General Partner
/s/ Emmanuel Roman
------------------------------
Name: Emmanuel Roman
Title: Managing Director
                                                /s/ Emmanuel Roman
                                                ------------------------------
                                                Name: Emmanuel Roman
/s/ Victoria Parry                              Title: Managing Director
------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel
                                                /s/ Victoria Parry
                                                ------------------------------
                                                Name: Victoria Parry
                                                Title: Senior Legal Counsel


                                         GLG NORTH AMERICAN OPPORTUNITY FUND
                                         By: GLG Partners LP,
                                         as its Investment Manager
/s/ Emmanuel Roman                       By: GLG Partners Limited,
--------------------------------         as its General Partner
EMMANUEL ROMAN, individually and
on behalf of Noam Gottesman and
Pierre Lagrange
                                         /s/ Emmanuel Roman
                                         ---------------------------------
                                         Name:  Emmanuel Roman
                                         Title: Managing Director


                                         /s/ Victoria Parry
                                         ---------------------------------
                                         Name:  Victoria Parry
                                         Title: Senior Legal Counsel